September 24, 2009
VIA FEDERAL EXPRESS AND EDGAR
Attention: Mr. Tom Jones — Examiner

Re:	Zoltek Companies, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008 filed December 2, 2008
Form 10-Q for the Fiscal Quarter Ended, June 30, 2009 filed August 10, 2009
File No. 0-20600
Dear Mr. Jones:
We are in receipt of the Staff’s comment letter, dated August 25, 2008, pursuant to which the Staff commented on the Form 10-K for the fiscal year ended September 30, 2008, and the Form 10-Q for the fiscal quarter ended June 30, 2009 filed by Zoltek Companies, Inc. (“Zoltek” or the “Company”). We have set forth below each Staff comment in the comment letter followed by our response to each comment.
Form 10-K for the fiscal year ended September 30, 2008
Item 1. Business, page 3
1.	Please tell us where you filed as exhibits the long-term supply contracts with your key customers mentioned in the third and fourth paragraphs on page 5.
Response:
The long-term supply contracts identified in the third and fourth paragraphs on page 5 of our Form 10-K have not been filed as exhibits. The Company determined that such contracts did not meet the criteria required for filing under Item 601(b)(10)(ii)(B) of Regulation S-K, and accordingly the agreements were not filed as exhibits to our Form 10-K. However, in light of the significant portion of our total sales represented by these two contracts, the Company has included various disclosures regarding the contracts in its Form 10-K and other periodic reports.

The referenced supply agreements with Vestas Wind Systems and Gamesa Group both relate to the sale by the Company of carbon fibers to these customers, and accordingly are contracts such as ordinarily accompany the kind of business conducted by the Company. Consequently, under the above Regulation the contracts did not need to be filed unless they are a contract on which the Company’s business is “substantially dependent,” as in the case of continuing contracts to sell a “major part” of the Company’s products or services. While representing a significant portion of our sales, the Company did not believe that either of these contracts rose to the level of substantial dependence by the Company. Both Vestas Wind Systems and Gamesa Group utilize our carbon fibers in connection with the manufacture of wind turbine blades. We are pursuing multiple wind energy businesses of similar or greater size. Carbon fibers are used as reinforcement in composites for a broad range of commercial applications in addition to its use in wind energy. We believe applications such as automotive will be even greater than those used in the wind energy market.
Both of the contracts were entered into during the period in which the Company was significantly expanding its capacity to produce carbon fibers to meet anticipated demand for a variety of other applications. The Company believed these other applications would have provided a sufficient level of viable alternative sources for sales of carbon fibers if either of them had terminated their contact. The Company did not believe that if either agreement were terminated the Company’s viability as an ongoing entity would have been permanently precluded or imperiled.
Item 7. Management’s Discussion and Analysis, page 16
2.	Please revise your “Overview” section in future filings to include the most important matters on which your executives focus in evaluating financial condition and operating performance and provide a context for the discussion and analysis of the financial statements. Please carefully review the guidance in Release 34-48960 (December 19, 2003). A good overview should:
•	be a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;
•	include economic or industry-wide factors relevant to the company;
•	provide insight into the material opportunities, challenges and risks on which the company’s executives are most focused and the actions the company’s executives are taking to address those opportunities, challenges and risks; and
•	address other issues mentioned in the Release.

Response:
In connection with our future filings, we will carefully review the guidance in Release 34-48960 and insure that the disclosures in the “Overview” section clearly communicate the most important matters on which our management focuses in evaluating the Company’s financial condition and operating performance and provide a context for the discussion and analysis of the Company’s financial statements.
Liquidity and Capital Resources, page 19
3.	Please tell us where you filed as an exhibit your agreement with your chief executive officer concerning his $10 million loan commitment mentioned on page 21.
Response:
We filed our agreement with our chief executive officer concerning his $10 million loan commitment as Exhibit No. 10.6 to our Form 8-K filed on December 28, 2006. During the fourth quarter of fiscal 2007, the Company repaid the loan. Since repayment, there has been no continuing loan commitment from our chief executive officer.
4.	Please tell us where you have filed as exhibits the credit facility agreements mentioned on pages 22 and 51 and the agreements related to the grant from the Hungarian government mentioned on page 22. Also, expand future filings to disclose the “certain revenue and employment targets” mentioned on page 22.
Response:
In December 2007, the Company extended its existing line of credit until January 1, 2009. The renewal of this credit facility included an amendment which increased the amount available under the original revolving credit facility from $5.5 million to $6.7 million. The original credit agreement was dated as of May 11, 2001, among Southwest Bank of St. Louis and Zoltek Companies, Inc., Zoltek Corporation, Cape Composites, Inc., Engineering Technology Corporation, Zoltek Properties, Inc., and Hardcore Composites Operations, LLC, filed as Exhibit No. 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001. Annual amendments to this credit facility also have been filed. Most recently, Exhibit No 10.1 to the Form 10-Q for the first quarter ended December 31, 2008 included the Revolving Credit Note, dated as of January 1, 2009, by and among Zoltek Companies, Inc., Zoltek Corporation and Southwest Bank of St. Louis.
The Company’s Hungarian subsidiary has a credit facility with a Hungarian bank. Total borrowings under this credit facility were $5.2 million at September 30, 2008. This credit facility was entered into in the ordinary course of business and the Company does not substantially depend on this credit facility to fund its operations. The Company has sufficient cash reserves to immediately pay off this facility. The borrowings represent only 1.2% of the Company’s total assets as of September 30, 2008, which the Company deems to be immaterial.

The Hungarian government has pledged a grant of 2.9 billion HUF (approximately $17.2 million) to Zoltek’s Hungarian subsidiary that will provide a portion of the capital resources necessary to modernize its facility, establish a research and development center, and support buildup of manufacturing capacity of carbon fiber. Zoltek’s Hungarian subsidiary received approximately $3.3 million and $9.4 million in grant funding during fiscal 2008 and 2007, respectively. These funds have been recorded as a liability on the Company’s balance sheet, and represent only 2.9% of the Company’s total assets as of September 30, 2008, which the Company does not consider to be material.
The Hungarian subsidiary may be required to pay back all or a portion of the grant if, among other things, the Hungarian subsidiary fails to achieve certain revenue and employment targets. Currently, management anticipates the Company will comply with the requirements of the grant agreement. In future filings, we will disclose the specific revenue and employment targets in the grant agreement as currently in effect.
Item 11. Executive Compensation Directors, page 60
5.	In future filings, please replace vague disclosure under “Compensation Discussion and Analysis” that you have incorporated by reference from your proxy statement with meaningful information that investors can use to evaluate the compensation program. For example, where you refer to “business objectives” and “individual performance,” please disclose with specificity how you define these terms. Please do not use boilerplate disclosure or jargon in this section. Instead, specifically describe how the committee determined individual elements of compensation for each named executive officer.
Response:
Zoltek has noted and understands the Staff’s comment regarding providing individual elements of compensation for each named executive officer. In order to clarify future filings, the Company will specifically describe how the Compensation Committee determines individual elements of compensation for each named executive officer.
6.	We note the references to “publicly available salary survey data” and the comparison of the information for your similarly situated employees under “Compensation Discussion and Analysis.” Please include in future filings an analysis of where compensation of your named executive officers fell compared to the data. If any of your named executive officers are compensated at levels that are materially different from the data, please also provide discussion and analysis as to why. Also, identify the companies in the peer group.

Response:
Zoltek has noted and understands the Staff’s comment regarding providing compensation of our executive officers comparably to companies in our peer group. In the proxy statement, we note that “The Committee does not have a particular policy of establishing salaries or equity compensation for Zoltek executive officers compared to a peer group of companies.” The references the proxy statement refer to general comparisons made by the members of the Compensation Committee based on their general business experience. In future filings, the Company will clarify any references to “publicly available salary survey data” and include analysis of where compensation of our named executive officers fell compared to such data.
7.	We note from your disclosure under “Salary” that you refer to how the executive contributed to your performance generally and other factors. In future filings, please describe specifically how the factors were used to make compensation decisions during the applicable periods.
Response:
Zoltek has noted and understands the Staff’s comment regarding providing specific factors used to make compensation decisions. In future filings, we will elaborate on the specific factors.
8.	We note from your disclosure under “Annual Incentive Compensation” that you refer to “strategic goals” however, you have not disclosed the specific goals to be obtained in order for your named executive officers to earn their respective bonuses. Please provide such disclosure in your future filings, as applicable. To the extent you believe that disclosure of such information on a historical basis would result in competitive harm such that the information could be excluded under Instruction 4 to Item 407(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
Response:
Zoltek has noted and understands the Staff’s comment regarding providing specific goals to be obtained for our named officers to earn bonuses. During the years reported, the annual incentive compensation was discretionary based upon the Compensation Committee’s evaluation of overall corporate goals, but there were no specific goals established by the Compensation Committee tied to annual incentive compensation. Additionally, there were no bonus payments made to the participants. In future filings, we will elaborate on any specific strategic goals utilized by the Compensation Committee in connection with establishing annual incentive compensation.

9.	If you grant stock options and restricted stock to your named executive officers in the future, please include analysis and insight into how your Compensation Committee made its compensation determination with respect to each named executive officer. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the options that were awarded to your named executive officers and, if applicable, why those awards varied among your named executive officers. We note from your disclosure under “Long-Term Incentive Compensation” that you have incorporated by reference from your proxy statement that you refer to “retention” as a factor in determining the number of stock options and restricted stock.
Response:
Zoltek has noted and understands the Staff’s comment regarding providing analysis and insight into how Compensation Committee made its determination with respect to each named executive officer. In future filings, we will discuss and analyze how the Compensation Committee determined the actual number of shares underlying the options that were awarded to our named executive officers and why those awards varied among the named executive officers.
Item 13. Certain Relationships and Related Transactions and Director Independence, page 60
10.	In future filings, please expand this section to disclose the $10 million loan commitment from your chief executive officer mentioned on page 21.
Response:
Item 404 requires to describe any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest. In December 2006, the Company borrowed $10 million from the Chief Executive Officer to collateralize a letter of credit in connection with a litigation appeal bond. During the fourth quarter of fiscal 2007, the Company repaid the loan. As it was no longer in existence in fiscal 2008, we did not disclose the $10 million loan from our chief executive officer in Item 13.

Form 10-Q for the fiscal quarter ended June 30, 2009
Item 2. Management’s Discussion and Analysis, page 16
Results of Operations, page 17
11.	We note throughout the discussion of your results of operations, you cite reasons for changes in net sales; however, the analysis of these changes is general and vague. In future filings, please revise to quantify the effects of volume changes and pricing changes on your revenues for each period permitted. See Item 303(a)(3)(iii) of Regulation S-K.
Response:
Zoltek has noted and understands the Staff’s comment regarding quantifying the effects of volume and pricing changes on revenues for the periods reported. In order to clarify future filings, the Company will quantify the material effects of volume changes and pricing changes on our revenues for each period, in accordance with Items 303(a)(3)(iii) of Regulation S-K.
12.	Please tell us, with a view to disclosure, the percentage at which you are producing compared to full capacity.
Response:
Given the circumstances of our business, management believes that the disclosure of available unused capacity costs meaningfully addresses the capacity utilization aspects of our operations. Changes in our product mix frequently determine production levels of our various manufacturing processes.  In addition, during any particular period production lines may be used for scheduled maintenance and/or for research and development testing of products and processes, which distort production levels. Accordingly, estimating  capacity utilization would require us to develop numerous material assumptions regarding normalized product mix, operating parameters and other variables which we believe would result in overly complex disclosures that would be of little analytical value to our investors.
In contrast, the available unused capacity costs disclosed in our Form 10-Q for the fiscal quarter ended June 30, 2009 is comprised of fixed production overhead cost allocated to manufacturing lines which were producing below normal levels during the quarter.  Zoltek’s management team reviewed monthly production levels of all manufacturing lines for all products.  Any lines which produced at a rate below a historically calculated normal level were identified and the fixed overhead costs associated with those lines were calculated.  These unallocated overhead costs were recognized as an expense in the period in which they were incurred. We believe the cost of available unused capacity is a more meaningful disclosure to our investors.
Liquidity and Capitol Resources, 21
13.	Please tell us, with a view to disclosure, your analysis as to why the accounts receivable turnover has increased from June 30, 2008 to June 30, 2009. We note disclosure on page 15 of the amount of sales and receivables related to only one customer.
Response:
Zoltek discloses the volume of business transacted with a particular customer if that concentration exceeds 10% of accounts receivables as of period-end or sales for the period. During the quarters and year-to-date periods ended June 30, 2008 and 2009, and as of such dates, only one customer satisfied these criteria.

Zoltek has noted the Staff’s comment regarding disclosing analysis of accounts receivable turnover. Using the formula of quarterly sales divided by the average accounts receivable balance of June and March, the calculated average days outstanding for accounts receivable increased to 91.7 days for the third quarter of fiscal 2009 from 87.7 days for the third quarter of fiscal 2008. This approximates the normal credit terms granted to our customers. This increase was deemed immaterial to require additional explanation by management in the 10-Q.
Cash Used in Operating Activities, page 21.
14.	Please tell us, with a view to disclosure, whether problems exist related to the pricing or functionality of the inventory. Also, disclose the steps you plan to take to reduce inventory. We note the disclosure in the fifth and sixth sentences of this section and the increase in inventory on page 7.
Response:
Zoltek inventories are valued at the lower of cost, determined on the first-in, first-out method, or market. No problems currently exist related to the pricing or functionality of the inventory.
Our Panex® carbon fibers represent the majority of our inventory balance and are available in continuous tow, fabric, prepreg, chopped, and milled forms. Generally, technical obsolescence and spoilage have not historically been a concern because nonqualifying produced items can be reclaimed for processing for sale in secondary markets.
Increased inventory levels used $9.6 million of cash in the current year-to-date period of fiscal 2009. As disclosed in the Form 10-Q, the Company seeks to reduce inventory levels going forward. In order to accomplish this goal the Company is focused on increasing sales and reducing production levels to better match current sales rates. We also seek to better balance our inventory levels globally by transferring product to plant locations according to demand which allows us to reduce production at these locations through the use of existing inventories.

Item 4. Controls and Procedures, page 21.
15.	We note the discussion relating to your internal controls over financial reporting in this section but do not see where you have provided managements conclusion regarding the effectiveness of your disclosure controls and procedures as of June 30, 2009 as required by Item 307 of Regulation S-K. Similarly, we are unable in the Form 10-Q filed for the quarter ending March 31, 2009 and December 31, 2008 to find management’s conclusion regarding the effectiveness of your disclosure controls as of that date. Please provide us with a detailed discussion of your reasons for not providing that disclosure or amend the above referenced Form 10-Qs to provide the disclosure.
Response:
Management has concluded the disclosure controls were effective as of the quarters ended June 30, 2009, March 31, 2009 and December 31, 2008.
Further, in the Certifications from our Chief Executive Officer and Chief Financial Officer, we state that we “designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared.”
In future quarterly filings, as applicable, we will include a specific statement in Item 4 which says, “Management has concluded that disclosure controls are effective as of the reporting date” in order to further clarify this point. In our upcoming Form 10-K for the fiscal year ending September 30, 2009, we will state that “management has concluded that the Company’s disclosure controls and procedures as of September 30, 2009 and for the quarters ended June 30, 2009, March 31, 2009 and December 31, 2008 were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission’s rules and forms.”
16.	Please tell us the status of the implementation of control points mentioned in the second paragraph of this section. We note that you had a similar disclosure in your Form 10-Q for the quarter ended March 31, 2009.
Response:
During the fourth quarter of fiscal 2009, we have completed the implementation of control points noted in under “Controls and Procedures.” Our Zoltek de Mexico facility, located in Guadalajara, Mexico, is a start-up. We did not complete our functional testing of internal controls over financial reporting, predominately within the inventory process, at the local subsidiary level until September 2009. Therefore, we did not feel we had a significant update from the second quarter disclosure.
* * *

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call upon the undersigned at (314) 291-5110 if we can be of further assistance. We thank you in advance for your customary courtesies.

Very truly yours,
ZOLTEK COMPANIES, INC.

By:	/s/ Andy Whipple Andy Whipple
Chief Financial Officer